Rachel B. Proffitt

+1 415 693 2031

rproffitt@cooley.com

May 16, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dave Edgar and Christine Dietz

Re:	Procore Technologies, Inc.

Form 10-K for the Year Ended December 31, 2023

Filed February 26, 2024

Comment Letter Dated May 7, 2024

File No. 001-40396

Ladies and Gentlemen:

Reference is made to the comment letter (the “Comment Letter”), dated May 7, 2024, from the staff of the Securities and Exchange Commission regarding the above captioned filing of Procore Technologies, Inc. (the “Company”).

Pursuant to our discussion with Ms. Dietz on May 16, 2024, the Company respectfully requests an extension to respond to the Comment Letter by no later than May 29, 2024.

Please contact me at (415) 693-2031 or Jon Avina of Cooley LLP at (650) 843-5307 with any questions or comments.

Sincerely,

/s/ Rachel B. Proffitt

Rachel B. Proffitt
Cooley LLP

cc:	Benjamin Singer, Procore Technologies, Inc.

Uyen Nguyen, Procore Technologies, Inc.

Jon Avina, Cooley LLP

Logan Tiari, Cooley LLP